September 4, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	ACCELERATION OF EFFECTIVENESS REQUEST Loeb King Trust (the “Trust”) File Nos.: 333-189250 and 811-22852

Ladies and Gentlemen:

On behalf of the undersigned and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the Trust’s registration statement on Form N-1A, as amended and filed herewith, with respect to its series the Loeb King Alternative Strategies Fund, be accelerated to September 6, 2013 or as soon as practicable thereafter.  If you have any questions, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at 414-765-5586 or michael.barolsky@usbank.com.

Very truly yours,

LOEB KING TRUST

/s/ Robert S. Schwartz
Robert S. Schwartz, Secretary

QUASAR DISTRIBUTORS, LLC,
principal underwriter for Loeb King Trust

/s/ James R. Schoenike
James R. Schoenike, President